ISSUER FREE WRITING PROSPECTUS

(Supplementing Preliminary Prospectus Dated April 25, 2008)

Filed Pursuant to Rule 433

Registration No. 333-148201

(www.sec.gov/Archives/edgar/data/1421182/000119312508114208/0001193125-08-114208-index.htm)

May 14, 2008

VERSO PAPER CORP.

This Free Writing Prospectus relates only to the securities described in the preliminary prospectus dated April 25, 2008 and should be read together with the preliminary prospectus dated April 25, 2008.

On May 14, 2008, Verso Paper Corp. filed Amendment No. 7 to its registration statement on Form S-1 to update certain disclosures that had been provided in its preliminary prospectus dated April 25, 2008. This Free Writing Prospectus sets forth the complete revised disclosures in connection with a revised offering size of 14,000,000 shares of common stock to be issued by us at our estimated initial public offering price of $12.00 per share, under the following captions of the preliminary prospectus dated April 25, 2008:

•	Prospectus Summary—The Offering;

•	Prospectus Summary—Summary Combined Financial Data;

•	Prospectus Summary—Covenant Compliance;

•	Risk Factors—Our substantial indebtedness could adversely affect our financial health;

•	Risk Factors—We may be restricted from paying cash dividends on our common stock in the future;

•	Cash and Capitalization;

•	Dilution;

•	Management’s Discussion and Analysis of Financial Conditions and Results of Operations—Contractual Obligations; and

•	Principal Stockholders.

The terms the “company,” “Verso Paper,” “we,” “us,” “our” and “Successor” are used in this Free Writing Prospectus in the same manner as in the preliminary prospectus dated April 25, 2008.

* * *

STATEMENT REGARDING THIS FREE WRITING PROSPECTUS

Verso Paper has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Verso Paper has filed with the SEC for more complete information about Verso Paper and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Verso Paper, any underwriter, or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling: (1) Credit Suisse Securities (USA) LLC, toll-free 1-800-221-1037; or (2) Citigroup Global Markets Inc, toll-free 1-800-851-9146.

The Offering

Shares of common stock offered by us	14,000,000 shares

Common stock to be outstanding after this offering	52,046,647 shares (54,146,647 shares in the event the underwriters elect to exercise their option to purchase additional shares from us in full).

Use of proceeds	We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and estimated offering expenses, will be approximately $153.3 million assuming an initial public offering price of $12.00 per share. We intend to use the net proceeds to repay the outstanding $4.0 million under the revolving credit facility and the $10.0 million senior secured term loan of Verso Fiber Farm LLC and to repay a portion of the outstanding $250.0 million senior unsecured term loan facility of our subsidiary, Verso Paper Finance Holdings LLC, and the 1.0% prepayment penalty related thereto. At the assumed initial public offering price of $12.00 per share, we would repay $137.9 million of the amount outstanding under the senior unsecured term loan facility, and the $1.4 million prepayment penalty related thereto. See “Use of Proceeds.” Affiliates of certain of the underwriters are lenders under the Verso Fiber Farm LLC and the Verso Finance Holdings LLC facilities and, accordingly, will receive a substantial portion of the proceeds from this offering through such repayment. See “Underwriting—Relationships.”

Any additional amounts raised as a result of additional shares sold by us, including as a result of the exercise by the underwriters of their option to purchase additional shares from us, or any increase in the initial public offering price will be used to repay amounts outstanding under the senior unsecured term loan facility of our subsidiary, Verso Paper Finance Holdings LLC, including the 1.0% prepayment penalty. A $1.00 increase (decrease) in the assumed initial public offering price of $12.00 per share would increase (decrease) the amount we would repay under the senior unsecured term loan facility by approximately $13.1 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and offering expenses payable by us.

Dividend policy	We intend to pay quarterly cash dividends on our common stock at an initial annual rate equal to approximately 1% of the initial offering price per share. At an initial public offering price of $12.00 per share, the quarterly cash dividend would be in an initial annual amount of $0.12 per share. The declaration and payment of future dividends to holders of our common stock will be at the discretion of our board of directors and will depend on many factors, including our financial condition, earnings, legal requirements, restrictions in our debt agreements and other factors our board of directors may deem relevant. See “Risk Factors—Risks Related to Our Common Stock—We may be restricted from paying cash dividends on our common stock in the future.”

Listing	We have been approved to list our common stock on the New York Stock Exchange under the trading symbol “VRS.”

Directed share program	At our request, the underwriters have reserved up to 5% of the shares of common stock for sale at the initial public offering price to persons who are directors, officers or employees, or who are otherwise associated with us, through a directed share program. The sales will be made by Smith Barney, a division of Citigroup Global Markets Inc. through a directed share program. We do not know if these persons will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. See “Underwriting.”

The number of shares of common stock to be outstanding after this offering is based on 38,046,647 shares of common stock outstanding upon completion of the Merger and the filing of our amended and restated certificate of incorporation.

Except as otherwise indicated, all information in this prospectus:

•

gives effect to the Merger and the filing of our amended and restated certificate of incorporation, effecting a 38,047-for-1 stock split with respect to our common stock, which will occur prior to the effective date of the registration statement of which this prospectus is a part; and

•	assumes no exercise by the underwriters of their option to purchase 2,100,000 additional shares from us in this offering. See “Principal Stockholders.”

Summary Combined Financial Data

The following table presents our summary historical combined financial data. The following information is only a summary and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited combined financial statements of the Coated and Supercalendered Papers Division of International Paper and the audited combined financial statements of Verso Paper Corp. and notes thereto included elsewhere in this prospectus, as well as the other financial information included in this prospectus.

On August 1, 2006, our wholly-owned subsidiary, Verso Paper LLC, acquired the assets and certain of the liabilities of the Coated and Supercalendered Papers Division from International Paper, including the four mills located in Jay and Bucksport, Maine, Quinnesec, Michigan and Sartell, Minnesota, together with other related facilities and assets and certain administrative and sales and marketing functions, pursuant to the terms of a purchase and sale agreement entered into between Verso Paper LLC and International Paper on June 4, 2006. We, along with our subsidiaries, were formed by affiliates of Apollo Global Management LLC for the purpose of consummating the acquisition of the Coated and Supercalendered Papers Division from International Paper, or the “Acquisition.” Unless otherwise noted, references to “Apollo” throughout this prospectus refer to the affiliates of Apollo Global Management LLC that control us. In connection with the Acquisition, Verso Paper Holdings LLC issued $1,185 million of debt, which we refer to as the “Financing,” consisting of a $285 million term loan B facility, or the “Term Loan B,” $600 million in aggregate principal amount of second priority senior secured notes and $300 million in aggregate principal amount of senior subordinated notes. We also obtained a $200 million revolving credit facility, which we refer to, together with the Term Loan B, as the “senior secured credit facilities.” See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

The combined statement of operations data for the year ended December 31, 2005, and for the seven months ended July 31, 2006, have been derived from the combined financial statements of the Coated and Supercalendered Papers Division of International Paper, which we refer to as the “Predecessor” or the “Division,” which have been audited by Deloitte & Touche LLP an independent registered public accounting firm, and are included in this prospectus. The combined balance sheet data as of December 31, 2007, and the combined statement of operations data for the five months ended December 31, 2006, and the year ended December 31, 2007, have been derived from the combined financial statements of Verso Paper Corp, which we refer to as the “Successor” which have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, and are included in this prospectus. The combined balance sheet data as of March 31, 2008, and the statements of operations data for the three months ended March 31, 2007 and 2008, have been derived from the unaudited combined financial statements included in this prospectus. The unaudited financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of our management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information set forth herein. Interim financial statements are not necessarily indicative of results that may be experienced for the fiscal year or any future reporting period.

	Predecessor Combined		Successor Combined
	Year Ended December 31,	Seven Months Ended July 31,	Five Months Ended December 31,	Year Ended December 31,	Three Months Ended March 31,	Three Months Ended March 31,
	2005	2006	2006	2007	2007	2008
	(dollars and tons in millions, except per share data)
Statement of Operations Data:
Net sales	$1,603.8	$904.4	$706.8	$1,628.8	$359.8	$453.9
Costs and expenses:
Costs of products sold exclusive of depreciation and amortization	1,338.2	771.6	589.3	1,403.1	316.3	375.4
Depreciation and amortization	129.4	72.7	48.3	123.2	29.6	32.2
Selling, general and administrative expenses	65.6	34.3	14.4	53.1	11.2	14.2
Restructuring and other charges	10.4	(0.3)	10.1	19.4	5.3	1.7

Operating income (loss)	60.2	26.1	44.7	30.0	(2.6)	30.4
Interest expense	14.8	8.4	49.1	143.0	33.7	33.7
Interest income	—	—	(1.8)	(1.5)	(0.9)	(0.2)

Income (loss) before income taxes	45.4	17.7	(2.6)	(111.5)	(35.4)	(3.1)
Provision for income taxes	17.9	7.0	—	—	—	—

Net income (loss)	$27.5	$10.7	$(2.6)	$(111.5)	$(35.4)	$(3.1)

Per Share Data:
Earnings (loss) per share			$(0.07)	$(2.93)	$(0.93)	$(0.08)
Common shares outstanding			38,046,647	38,046,647	38,046,647	38,046,647

Statement of Cash Flows Data:
Cash provided by (used in) operating activities	$116.8	$39.3	$128.2	$15.0	$(76.6)	$(26.1)
Cash used in investing activities	(53.0)	(27.6)	(1,402.0)	(69.1)	(11.0)	(12.8)
Cash (used in) provided by financing activities	(63.8)	(11.6)	1,386.3	0.2	(0.4)	0.1

Other Financial and Operating Data:
EBITDA(1)	$189.6	$98.8	$93.0	$153.2	$27.0	$62.6
Capital expenditures	53.1	27.7	27.8	70.9	11.0	12.8
Total tons sold	2,024.9	1,145.0	866.4	2,096.3	467.0	522.3

	As of March 31, 2008
	Actual	As Adjusted(2)
	(dollars in millions)
Balance Sheet Data:
Cash and cash equivalents	$19.7	$19.8
Working capital(3)	101.7	105.7
Property, plant and equipment, net	1,143.8	1,143.8
Total assets	1,581.2	1,581.1
Net total debt(4)	1,400.0	1,248.0
Stockholders’ equity	(74.9)	76.8

(1)	EBITDA consists of earnings before interest, taxes, depreciation and amortization. EBITDA is a measure commonly used in our industry and we present EBITDA to enhance your understanding of our operating performance. We use EBITDA as one criterion for evaluating our performance relative to that of our peers. We use EBITDA as an operating performance measure, and not a liquidity measure. We believe that EBITDA provides investors and analysts with a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. However, EBITDA is not a measurement of financial performance under accounting principles generally accepted in the United States, or “U.S. GAAP,” and our EBITDA may not be comparable to similarly titled measures of other companies. You should not consider our EBITDA as an alternative to operating or net income, determined in accordance with U.S. GAAP, as an indicator of our operating performance, or as an alternative to cash flows from operating activities, determined in accordance with U.S. GAAP, as an indicator of our cash flows or as a measure of liquidity.

The following table reconciles net income (loss) to EBITDA for the periods presented:

	Predecessor Combined		Successor Combined
	Year Ended December 31,	Seven Months Ended July 31,	Five Months Ended December 31,	Year Ended December 31,	Three Months Ended March 31,	Three Months Ended March 31,
	2005	2006	2006	2007	2007	2008
	(dollars in millions)
Net income (loss)	$27.5	$10.7	$(2.6)	$(111.5)	$(35.4)	$(3.1)
Interest expense, net:	14.8	8.4	47.3	141.5	32.8	33.5
Income tax expense	17.9	7.0	—	—	—	—
Depreciation and amortization	129.4	72.7	48.3	123.2	29.6	32.2

EBITDA	$189.6	$98.8	$93.0	$153.2	$27.0	$62.6

(2)	The as adjusted combined balance sheet data reflects the balance sheet data as of March 31, 2008, adjusted for this offering and the use of the net proceeds therefrom, assuming an initial public offering price of $12.00 per share. Any additional amounts raised as a result of additional shares sold by us, including as a result of the exercise by the underwriters of their option to purchase additional shares from us, or any increase in the initial public offering price will be used to repay amounts outstanding under the senior unsecured term loan facility of our subsidiary, Verso Paper Finance Holdings LLC, and the 1.0% prepayment penalty. A $1.00 increase (decrease) in the assumed initial public offering price of $12.00 per share would decrease (increase) net total debt by approximately $13.1 million, and increase (decrease) stockholders’ equity by $13.1 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and offering expenses payable by us. For every additional 1,000,000 shares sold by us in this offering, including as a result of the exercise by the underwriters of their option to purchase additional shares from us, stockholders’ equity would increase by $11.3 million, assuming an initial public offering price of $12.00 per share and after deducting the estimated underwriting discounts and commissions and offering expenses payable by us.

(3)	Working capital is defined as current assets net of current liabilities, excluding the current portion of long-term debt and the Division’s accounts payable to International Paper—net.

(4)	Net total debt is defined as total debt less cash and cash equivalents.

Covenant Compliance

Certain covenants contained in the credit agreement governing our subsidiary’s senior secured credit facilities and the indentures governing our subsidiary’s outstanding notes (i) require the maintenance of a net first lien secured debt to Adjusted EBITDA ratio (as defined below) of 3.25 to 1.0 and (ii) restrict our ability to take certain actions such as incurring additional debt or making acquisitions if we are unable to meet defined Adjusted EBITDA to Fixed Charges (as defined below) and net senior secured debt to Adjusted EBITDA ratios. The covenants restricting our ability to incur additional indebtedness and make future acquisitions require a ratio of Adjusted EBITDA to Fixed Charges of 2.0 to 1.0 and a net senior secured debt to Adjusted EBITDA ratio of 6.0 to 1.0, in each case measured on a trailing four-quarter basis. For the purpose of calculating these ratios, pro forma effect is given to any repayment of debt, such as that contemplated with the net proceeds from this offering, as if such transaction occurred at the beginning of the trailing four-quarter period. Although we do not expect to violate any of the provisions in the agreements governing our outstanding indebtedness, these covenants can result in limiting our long-term growth prospects by hindering our ability to incur future indebtedness or grow through acquisitions. See “Risk Factors—Our substantial indebtedness could adversely affect our financial health.”

Fixed Charges are consolidated interest expense excluding the amortization or write-off of deferred financing costs. Cash interest expense is adjusted in the table below to give effect to this offering and the use of the net proceeds therefrom. Adjusted EBITDA is EBITDA further adjusted to exclude unusual items and other pro forma adjustments permitted in calculating covenant compliance in the indentures governing our outstanding notes to test the permissibility of certain types of transactions. We believe that the inclusion of the supplemental adjustments applied in calculating Adjusted EBITDA and the adjustment to cash interest expense to give effect to this offering and the use of the net proceeds therefrom are appropriate to provide additional information to investors to demonstrate our compliance with our financial covenants and assess our ability to incur additional indebtedness in the future. However, Adjusted EBITDA is not a measurement of financial performance under U.S. GAAP, and Adjusted EBITDA may not be comparable to similarly titled measures of other companies. You should not consider our Adjusted EBITDA as an alternative to operating or net income, determined in accordance with U.S. GAAP, as an indicator of our operating performance, or as an alternative to cash flows from operating activities, determined in accordance with U.S. GAAP, as an indicator of our cash flows or as a measure of liquidity.

The following table reconciles cash flow from operating activities to EBITDA and Adjusted EBITDA for the periods presented. Statement of operations data for the twelve months ended March 31, 2008, is calculated by subtracting the data for the three months ended March 31, 2007, from the data for the year ended December 31, 2007, and adding the data for three months ended March 31, 2008.

	Successor
	Three Months Ended March 31, 2007	Year Ended December 31, 2007	Three Months Ended March 31, 2008	Twelve Months Ended March 31, 2008
	(dollars in millions)
Cash flow from operating activities	$(76.6)	$15.0	$(26.1)	$65.5
Amortization of debt issuance costs	(1.6)	(6.7)	(1.7)	(6.8)
Interest income	(0.9)	(1.5)	(0.2)	(0.8)
Interest expense	33.7	143.0	33.7	143.0
Loss on disposal of fixed assets	(0.1)	(1.0)	(0.1)	(1.0)
Other, net	(0.2)	1.5	(2.8)	(1.1)
Changes in assets and liabilities, net	72.7	2.9	59.8	(10.0)

EBITDA	$27.0	$153.2	$62.6	$188.8
Operational improvements(a)	1.5	6.1	1.4	6.0
Restructuring, severance and other(b)	5.3	19.4	1.7	15.8
Non-cash compensation/benefits(c)	0.4	0.6	0.1	0.3
Other items, net(d)	0.1	8.0	0.1	8.0

Adjusted EBITDA				$218.9

As adjusted cash interest expense(e)				$123.1
Adjusted EBITDA to as adjusted cash interest expense(e)				1.8
Net senior secured debt to Adjusted EBITDA				3.7
Net first-lien secured debt to Adjusted EBITDA				1.1

(a)	Represents the benefit of lower wood cost at our Sartell mill resulting from the harvest of hybrid poplar from our fiber farm.

(b)	Includes restructuring and severance as per our financial statements. Restructuring includes transition and other non-recurring costs associated with the Acquisition.

(c)	Represents amortization of certain one-time benefit payments.

(d)	Represents earnings adjustments for legal and consulting fees, and other miscellaneous non-recurring items.

(e)	As adjusted cash interest expense gives effect to this offering, assuming an initial public offering price of $12.00 per share, and reflects a decrease in cash interest expense for the twelve months ended March 31, 2008 equal to $14.0 million as a result of the repayment of $137.9 million of the outstanding $250.0 million senior unsecured term loan facility of our subsidiary, Verso Paper Finance Holdings LLC, bearing interest at a rate equal to 9.5% as of March 31, 2008, and the repayment of the outstanding $4.0 million under the revolving credit facility and $10.0 million senior secured term loan of our subsidiary, Verso Fiber Farm LLC, bearing interest at a rate equal to 6.2% as of March 31, 2008, as if this offering and the use of the net proceeds therefrom were consummated on April 1, 2007. Cash interest expense represents gross interest expense related to the debt, excluding amortization of debt issuance costs. Any additional amounts raised as a result of additional shares sold by us or any increase in the initial public offering price will be used to repay amounts outstanding under the senior unsecured term loan facility of our subsidiary, Verso Paper Finance Holdings LLC. For every additional $1.0 million in aggregate principal amount of outstanding loans under the senior unsecured term loan facility that is repaid with proceeds from this offering, adjusted cash interest expense would be reduced by $0.1 million.

RISK FACTORS

Our substantial indebtedness could adversely affect our financial health.

We have and will continue to have a significant amount of indebtedness. On March 31, 2008, after giving effect to this offering and the use of the net proceeds therefrom, we would have had total indebtedness of $1,267.8 million. After giving effect to this offering and the use of the net proceeds therefrom, the total interest expense on our outstanding indebtedness for each of the next three fiscal years (including 2008) is equal to $120.0 million, $119.9 million and $119.7 million, respectively (assuming the current prevailing interest rates on our outstanding floating rate indebtedness remain the same and outstanding indebtedness is reduced by any required payment of debt).

Our substantial indebtedness could have important consequences to you. For example, it could:

•	increase our vulnerability to general adverse economic and industry conditions;

•

require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, research and development efforts and other general corporate purposes;

•	increase our vulnerability to and limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	expose us to the risk of increased interest rates as borrowings under our senior secured credit facilities and our floating rate senior notes will be subject to variable rates of interest;

•	place us at a competitive disadvantage compared to our competitors that have less debt; and

•	limit our ability to borrow additional funds.

In addition, the indentures governing our outstanding notes and our senior secured credit facilities contain financial and other restrictive covenants that limit our ability to engage in activities that may be in our long-term best interests. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our debts.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future because the terms of the indentures governing our outstanding notes and our senior secured credit facilities do not fully prohibit us or our subsidiaries from doing so. If new indebtedness is added to our and our subsidiaries’ current debt levels, the related risks that we and they now face could intensify.

We may be restricted from paying cash dividends on our common stock in the future.

We currently intend to declare and pay regular quarterly cash dividends on our common stock. Any payment of future dividends will be at the discretion of our board of directors and will depend on, among other things, our earnings, financial condition, capital requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends, and other considerations that our board of directors deems relevant. The terms of our senior secured credit facilities and indentures governing our outstanding notes may restrict us from paying cash dividends on our common stock. With respect to each of these agreements, the payment of cash dividends on our common stock is considered a restricted payment and, with limited exceptions, we are restricted from paying any cash dividends on our common stock unless we satisfy minimum requirements with respect to our cumulative consolidated net income. We will not satisfy the fixed charge coverage ratio upon completion of this offering and therefore, we will need to continue to utilize certain exceptions to the covenants in our indentures that will permit the payment of dividends for some period of time. These exceptions diminish over time as they are utilized and we will be required to cease making these dividend payments in the future if we do not eventually satisfy a minimum fixed charge coverage ratio of 2.0 to 1.0. See “Prospectus Summary—Covenant Compliance.” In connection with the payment of any cash dividend, the terms of our senior secured credit facilities also require us to maintain our first lien secured debt ratio and the terms of the indentures governing our outstanding notes require us to maintain our fixed charge coverage ratio. In addition, we will be permitted under the terms of the agreements governing our outstanding debt to incur additional indebtedness that may severely restrict or prohibit the payment of dividends. We cannot assure you that the agreements governing our current and future indebtedness will permit us to pay dividends on our common stock. Accordingly, you may have to sell some or all of your common stock in order to generate cash flow from your investment. You may not receive a gain on your investment when you sell your common stock, and you may lose the entire amount of the investment.

CASH AND CAPITALIZATION

The following table sets forth our cash and cash equivalents and consolidated capitalization as of March 31, 2008, on an actual basis and on an as adjusted basis after giving effect to this offering and the use of the net proceeds therefrom. The as adjusted data does not give effect to the payment of the $23.1 million fee to Apollo after the consummation of this offering in connection with the termination of the annual fee arrangement for its consulting and advisory services under the management agreement. See “Certain Relationships and Related Party Transactions—Management Agreement.” You should read this table in conjunction with “Use of Proceeds,” “Selected Historical Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined financial statements and their notes included elsewhere in this prospectus.

	As of March 31, 2008
	Actual	As Adjusted(1)
	(dollars in millions)
Cash	$19.7	$19.8

Debt:
Short-term debt:
Fiber farm revolving credit facility(2)	$4.0	$—

Long-term debt, including current portion:
Verso Paper Holdings revolving credit facility(2)	—	—
Fiber farm term loan	10.0	—
Term loan B	255.7	255.7
Second priority senior secured notes (fixed)	350.0	350.0
Second priority senior secured notes (floating)	250.0	250.0
Senior subordinated notes	300.0	300.0
Holding company term loan facility	250.0	112.1

Total long-term debt, excluding current portion	1,415.7	1,267.8
Total debt	$1,419.7	$1,267.8

Stockholders’ Equity:
Common stock, par value $0.01 per share; actual, 250,000,000 shares authorized, 38,046,647 shares issued and outstanding; as adjusted, 250,000,000 shares authorized, 52,046,647 shares issued and outstanding	$0.4	$0.5
Additional paid-in capital(3)	48.5	205.4
Retained deficit(4)	(117.2)	(122.5)
Accumulated other comprehensive income	(6.6)	(6.6)

Total stockholders’ equity	(74.9)	76.8

Total capitalization	$1,344.8	$1,344.6

(1)

The as adjusted data is calculated assuming an initial public offering price of $12.00 per share. Any additional amounts raised as a result of additional shares sold by us, including as a result of the exercise by the underwriters of their option to purchase additional shares from us, or any increase in the initial public offering price will be used to repay amounts outstanding under the senior unsecured term loan facility of our subsidiary, Verso Paper Finance Holdings LLC, and the 1.0% prepayment penalty. A $1.00 increase (decrease) in the assumed initial public offering price of $12.00 per share would decrease (increase) total debt and the amount outstanding under the holding company term loan facility by approximately $13.1 million, increase (decrease) additional paid-in capital by $14.0 million, increase (decrease) retained deficit by $0.9 million and increase (decrease) total stockholders’ equity by $13.1 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and offering expenses payable by us. For every additional 1,000,000 shares sold by us in this offering, including as a result of the exercise by the underwriters of their option to purchase additional shares from us, additional paid-in-capital, total stockholders’ equity and total capitalization would increase by $11.3 million, assuming an initial public offering price of $12.00 per share and after deducting the estimated underwriting discounts and commissions and offering expenses payable by us.

(2)	Represents the revolving credit facilities of our subsidiaries, Verso Paper Holdings LLC, in the amount of $200.0 million, and Verso Fiber Farm LLC, in the amount of $5.0 million. No amounts were outstanding under the revolving credit facility of Verso Paper Holdings LLC at March 31, 2008, and there is currently $169.9 million of availability under the revolving credit facility after deducting $30.1 million of standby letters of credit that we have obtained. As of March 31, 2008, there was $4.0 million outstanding under Verso Fiber Farm LLC’s revolving credit facility, which will be repaid with the net proceeds from this offering.

(3)	As adjusted Additional paid-in-capital reflects $153.3 million of proceeds from this offering and $3.7 million of stock compensation expense related to the accelerated vesting of the Class C Units of Verso Paper Management LP, our parent, held by our management. A $1.00 increase (decrease) in the assumed initial public offering price of $12.00 per share would increase (decrease) the stock compensation expense reflected in Additional paid-in-capital by $0.9 million.

(4)	As adjusted Retained deficit reflects (i) the write-off of $1.6 million of deferred financing fees and pre-payment penalties associated with the repayment of the senior unsecured term loan facility of Verso Paper Finance Holdings LLC and the revolving and term loan credit facilities of Verso Fiber Farm LLC and (ii) $3.7 million of stock compensation expense related to the accelerated vesting of the Class C Units of Verso Paper Management LP, our parent, held by our management.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share and the net tangible book value per share after this offering.

As of March 31, 2008, our net tangible book value was approximately $(127.1) million, or $(3.34) per share. Net tangible book value per share represents total tangible assets less total liabilities, divided by the number of shares of common stock outstanding as of March 31, 2008. After giving effect to the issuance and sale of 14,000,000 shares of common stock in this offering at an assumed initial public offering price of $12.00 per share and deducting the estimated underwriting discounts and offering expenses that we will pay and the application of the net proceeds therefrom as described under “Use of Proceeds,” our net tangible book value as of March 31, 2008, would have been approximately $24.6 million, or $0.47 per share. This represents an immediate increase in net tangible book value of $3.81 per share to existing stockholders and an immediate dilution of $11.53 per share to new investors purchasing common stock in this offering. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$12.00
Net tangible book value per share as of March 31, 2008	$(3.34)
Increase in net tangible book value per share attributable to this offering	3.81

Net tangible book value per share after this offering		$0.47

Dilution per share to new investors		$11.53

A $1.00 increase (decrease) in the assumed initial public offering price of $12.00 per share would increase (decrease) our net tangible book value by $13.2 million, the net tangible book value per share after this offering by $0.25 per share and the dilution to new investors in this offering by $0.75 per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and offering expenses payable by us.

The following table sets forth, as of March 31, 2008, the total number of shares of common stock owned by existing stockholders and to be owned by new investors, the total consideration paid and to be paid by each group, and the average price per share paid by our existing stockholders and to be paid by new investors purchasing shares of common stock in this offering, before deducting the estimated underwriting discounts and offering expenses that we will pay:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
	(dollars in millions, except per share data)
Existing stockholders	38.0	73%	$47.8	22%	$1.26
New investors	14.0	27	168.0	78	12.00

Total	52.0	100.0%	$215.8	100.0%	$4.15

A $1.00 increase (decrease) in the assumed initial public offering price of $12.00 per share would increase (decrease) total consideration and total average price per share paid by new investors by $14.0 million and $1.00, respectively, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Contractual Obligations

The following table reflects our contractual obligations and commercial commitments as of December 31, 2007. Commercial commitments include lines of credit, guarantees and other potential cash outflows resulting from a contingent event that requires our performance pursuant to a funding commitment.

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(dollars in millions)
Long-term debt(1)	$2,290.9	$134.4	$277.5	$264.9	$1,614.1
Operating leases	16.3	5.7	7.2	2.2	1.2
Purchase obligations(2)	123.1	47.8	27.7	5.5	42.1
Management agreement(3)	25.0	2.5	5.0	5.0	12.5
Other long-term liabilities reflected on our balance sheet under U.S. GAAP(4)	30.2	1.1	0.3	1.2	27.6

Total	$2,495.50	$191.5	$317.7	$278.8	$1,697.5

(1)	Long-term debt includes principal payments, commitment fees and accrued interest payable. A portion of our interest expense is at a variable rate and has been calculated using current LIBOR. Actual payments could vary.

(2)	Purchase obligations include our unconditional purchase obligations for power purchase agreements (gas and electricity), machine clothing and other commitments for advertising, raw materials or storeroom inventory.

(3)	Pursuant to the terms of the management agreement, which expires on August 1, 2018, we pay Apollo an annual fee for its consulting and advising services in an amount equal to the greater of $2.5 million and 1.25% of our Adjusted EBITDA, as defined in the indentures governing our outstanding notes. The amount included in the table assumes a minimum annual payment of $2.5 million. After the consummation of this offering, Apollo will terminate the annual fee arrangement under the management agreement in return for a one-time fee in the amount of $23.1 million. See “Certain Relationships and Related Party Transactions—Management Agreement.”

(4)	Other long-term liabilities reflected above represent the gross amount of asset retirement obligations.

PRINCIPAL STOCKHOLDERS

We are a wholly-owned, direct subsidiary of Verso Paper Management LP. Verso Paper Investments LP is the general partner of Verso Paper Management LP and controls all of the voting interests in Verso Paper Management LP. In connection with the Transactions, Apollo and International Paper made investments in Verso Paper Investments LP, and certain members of our senior management made investments in Verso Paper Management LP. Verso Paper Investments Management LLC, an affiliate of Apollo Global Management LLC, is the general partner of Verso Paper Investments LP and controls all of the voting interests in Verso Paper Investments LP. International Paper’s limited partner interest in Verso Paper Investments LP does not have any voting power, and International Paper does not hold any voting securities of Verso Paper Investments LP. Through its control of Verso Paper Investments LP, Apollo controls, and after this offering will continue to control us.

The following table sets forth sets forth information regarding the beneficial ownership of our shares of common stock before and after the consummation of this offering that are held by:

•	each person who is known to us to be the beneficial owner of more than 5% of our outstanding shares of common stock;

•	each of our directors and named executive officers; and

•	all of our directors and executive officers as a group.

Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to the shares beneficially owned by them.

For purposes of this table, “beneficial ownership” is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, pursuant to which a person or group of persons is deemed to have beneficial ownership of any shares of common stock that such person or group has the right to acquire within 60 days after the date of this prospectus. For purposes of computing the percentage of outstanding shares of our common stock held by each person or group of persons named above, any shares that such person or group has the right to acquire within 60 days after the date of this prospectus are deemed to be outstanding but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

Name and Address of Owner	Beneficial ownership prior to this offering		Beneficial ownership after this offering assuming no exercise of option to purchase additional shares		Beneficial ownership assuming full exercise of option to purchase additional shares
	Number	Percent	Number	Percent	Number	Percent
Apollo(1)	38,046,647	100%	38,046,647	73.1%	38,046,647	70.3%
Michael A. Jackson(2)(3)	—	—	338,077	*	338,077	*
Robert P. Mundy(2)(4)	—	—	76,067	*	76,067	*
Lyle J. Fellows(2)(5)	—	—	76,067	*	76,067	*
Michael A. Weinhold(2)(6)	—	—	76,067	*	76,067	*
Peter H. Kesser(2)(7)	—	—	63,876	*	63,876	*
Michael E. Ducey(2)(8)	—	—	23,179	*	23,179	*
David W. Oskin(2)(9)	—	—	23,179	*	23,179	*
L.H. Puckett, Jr.(2)(10)	—	—	157,942	*	157,942	*
Joshua J. Harris(11)(12)	38,046,647	100%	38,046,647	73.1%	38,046,647	70.3%
Scott M. Kleinman(11)(13)	38,046,647	100%	38,046,647	73.1%	38,046,647	70.3%
Jordan C. Zaken(11)(14)	38,046,647	100%	38,046,647	73.1%	38,046,647	70.3%
David B. Sambur(15)	—	—	23,179	*	23,179	*
All directors and officers as a group	38,046,647	100%	38,046,647	73.1%	38,046,647	70.3%

*	Signifies less than 1%.
(1)	All of our outstanding shares of common stock are currently owned by Verso Paper Management LP. Verso Paper Investments LP is the general partner of Verso Paper Management LP, and Verso Paper Investments Management LLC is the general partner of Verso Paper Investments LP. CMP Apollo LLC is the sole and managing member of Verso Paper Investments Management LLC, Apollo Management VI, L.P. (“Management VI”) is the sole and managing member of CMP Apollo LLC, AIF VI Management, LLC (“AIF VI LLC”) is the general partner of Management VI, Apollo Management, L.P. (“Apollo Management”) is the sole member and manager of AIF VI LLC, and Apollo Management GP, LLC (“Apollo Management GP”) is the general partner of Apollo Management. Leon Black, Joshua Harris and Marc Rowan are the principal executive officers and directors of Apollo Management GP. Each of Verso Paper Investments LP, Verso Paper Investments Management LLC, CMP Apollo LLC, Management VI, AIF VI LLC, Apollo Management, Apollo Management GP and Messrs. Black, Harris and Rowan disclaims beneficial ownership of the shares owned by Verso Paper Management LP, except to the extent of any pecuniary interest therein. The address of Messrs. Black, Harris and Rowan, and of each of Verso Paper Management LP, Verso Paper Investments LP, Verso Paper Investments Management LLC, CMP Apollo LLC, Management VI, AIF VI LLC, Apollo Management and Apollo Management GP is c/o Apollo Management VI, L.P., 9 West 57th Street, New York, New York 10019.

(2)	The address of Messrs. Jackson, Mundy, Fellows, Weinhold, Kesser, Ducey, Oskin and Puckett is c/o Verso Paper Corp., 6775 Lenox Court, Suite 400, Memphis, Tennessee 38115-4436. Each of Messrs. Jackson, Mundy, Fellows, Weinhold and Kesser hold non-voting limited partner interests in Verso Paper Management LP.

(3)	Includes 338,077 shares of common stock held by Verso Paper Management LP to be received upon the exchange of Class A Units as well as Class B and C Units that are vested on the date of this prospectus or will be vested within 60 days thereafter.

(4)	Includes 76,067 shares of common stock held by Verso Paper Management LP to be received upon the exchange of Class A Units as well as Class B and C Units that are vested on the date of this prospectus or will be vested within 60 days thereafter.

(5)	Includes 76,067 shares of common stock held by Verso Paper Management LP to be received upon the exchange of Class A Units as well as Class B and C Units that are vested on the date of this prospectus or will be vested within 60 days thereafter.

(6)	Includes 76,067 shares of common stock held by Verso Paper Management LP to be received upon the exchange of Class A Units as well as Class B and C Units that are vested on the date of this prospectus or will be vested within 60 days thereafter.

(7)	Includes 63,876 shares of common stock held by Verso Paper Management LP to be received upon the exchange of Class A Units as well as Class B and C Units that are vested on the date of this prospectus or will be vested within 60 days thereafter.

(8)	Includes 23,179 shares of common stock held by Verso Paper Management LP to be received upon the exchange of Class D Units that are vested on the date of this prospectus or will be vested within 60 days thereafter.

(9)	Includes 23,179 shares of common stock held by Verso Paper Management LP to be received upon the exchange of Class D Units that are vested on the date of this prospectus or will be vested within 60 days thereafter.

(10)	Includes 157,942 shares of common stock held by Verso Paper Management LP to be received upon the exchange of Class A Units as well as Class B and C Units that are vested on the date of this prospectus or will be vested within 60 days thereafter.

(11)

Includes 38,046,647 shares of common stock beneficially owned by Verso Paper Management LP, an affiliate of Apollo Global Management LLC, as to which each of Messrs. Harris, Kleinman and Zaken, each of whom are partners of Apollo Management, expressly disclaim beneficial ownership, except to the extent of any pecuniary interest. The shares of common stock beneficially owned by Apollo are held directly by Verso Paper Management LP. The address of Messrs. Harris, Kleinman and Zaken is c/o Apollo Management VI, L.P., 9 West 57th Street, New York, New York 10019.

(12)	Includes 23,179 shares of common stock held by Verso Paper Management LP to be received upon the exchange of Class D Units that are vested on the date of this prospectus or will be vested within 60 days thereafter.

(13)	Includes 23,179 shares of common stock held by Verso Paper Management LP to be received upon the exchange of Class D Units that are vested on the date of this prospectus or will be vested within 60 days thereafter.

(14)	Includes 23,179 shares of common stock held by Verso Paper Management LP to be received upon the exchange of Class D Units that are vested on the date of this prospectus or will be vested within 60 days thereafter.

(15)	Includes 23,179 shares of common stock held by Verso Paper Management LP to be received upon the exchange of Class D Units that are vested on the date of this prospectus or will be vested within 60 days thereafter. The address of Mr. Sambur is c/o Apollo Management VI, L.P., 9 West 57th Street, New York, New York 10019.